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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D / A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                             ON COMMAND CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                        (Title of Classes of Securities)

                                    682160106
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                               Englewood, CO 80112
                                 (720) 875-5400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  682160106

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                           LIBERTY MEDIA CORPORATION
                           84-1288730

         (2)      Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                                         (b) [ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                           WC

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         (6)      Citizenship or Place of Organization
                           Delaware



Number of                 (7)   Sole Voting Power             20,528,197 shares1
Shares Beneficially
Owned by                  (8)   Shared Voting Power           0 shares
Each Reporting Person
With                      (9)   Sole Dispositive Power        20,528,197 shares1

                          (10)  Shared Dispositive Power      0 shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           20,528,197 shares

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                           Series A Common Stock              64.2%

         (14)     Type of Reporting Person
                           HC, CO


-------------

     1    Includes (i) 1,123,792 shares of Common Stock which the Reporting
Person would beneficially own upon the exercise of immediately exercisable Series A Warrants and (ii) 40 shares of Common Stock which the Reporting Person would beneficially own upon the exercise of immediately exercisable Series B Warrants.

                                        2

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                                 AMENDMENT NO. 1

                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D/A (this "Statement") amends the Statement on Schedule 13D originally filed jointly by Liberty Media Corporation ("Liberty" or the "Reporting Person") and Ascent Entertainment Group, Inc., a Delaware corporation and indirect, wholly owned subsidiary of Liberty ("Ascent") with the Securities and Exchange Commission on April 7, 2000 (the "Original Statement"), and relates to the common stock, $0.01 par value per share (the "Common Stock"), of On Command Corporation, a Delaware corporation (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Original Statement are hereby amended as set forth below. The Reporting Person is filing this Statement as a result of certain transactions by Ascent which have increased the percentage of outstanding Common Stock the Reporting Person beneficially owns (the "Shares").

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is amended and supplemented by adding the following information thereto:

         "The reporting person is Liberty Media Corporation whose principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

         The Reporting Person succeeded to its initial beneficial ownership of Common Stock in connection with the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. ("AT&T"), with and into Tele-Communications, Inc. ("TCI"). TCI, as the corporate parent entity of the Reporting Person, had previously filed a Report on Schedule 13D reporting beneficial ownership of the Shares. On August 10, 2001, AT&T effected a split-off of the Reporting Person and as a result of that transaction, Liberty is no longer a subsidiary of AT&T.

         The Reporting Person owns interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses. The Reporting Person and its affiliated companies operate in the United States, Europe, South America and Asia with some of the world's most recognized and respected brands, including Encore, STARZ!, Discovery, USA, QVC, Court TV and Sprint PCS.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons

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(to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended and supplemented by adding the following information thereto:

         "Ascent entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of April 25, 2001, with Jerome H. Kern and Mary Rossick Kern ("Sellers"), providing for, among other things, the acquisition (the "Kern Acquisition") by Ascent of 2,245,155 shares of Common Stock (the "Kern Shares"). The Kern Acquisition was consummated on May 1, 2001. Ascent paid aggregate cash consideration for the Kern Shares in the amount of $25,200,000, a portion of which was paid directly to Sellers and the balance of which was paid to The Bank of New York to retire certain indebtedness of Jerome H. Kern to The Bank of New York. In connection with such payment to the Bank of New York, Liberty was released from its obligations under its guarantee of Jerome H. Kern's indebtedness to The Bank of New York. The purchase price for the Kern Shares was paid from Ascent's available cash.

         The foregoing summary of the terms of the Kern Acquisition is qualified in its entirety by reference to the full text of the Stock Purchase Agreement which is included as Exhibit 7(j) to this Statement and is incorporated in this Statement by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended and supplemented by adding the following information thereto:

         "The purpose of the Kern Acquisition was to allow the Reporting Person to increase its beneficial ownership of the Issuer. Except as otherwise described in Item 6, neither the Reporting Person nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other

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actions which may impede the acquisition of control of the Issuer by any person;
(viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended and supplemented by adding the following information thereto:

         "(a) After giving effect to the Kern Acquisition, Liberty beneficially owns 20,528,197 shares of Common Stock through its subsidiaries. Based on the 30,866,327 shares of Common Stock that were issued and outstanding as of November 19, 2001 (as disclosed in the Issuer's Definitive Proxy Statement filed on November 29, 2001), the 20,528,197 shares beneficially owned by the Reporting Person represented on that date, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, 64.2% of the issued and outstanding shares of Common Stock. Of the 20,528,197 shares beneficially owned by the Reporting Person, (i) 19,404,365 of those shares are Common Stock, (ii) 1,123,792 of those shares are represented by immediately exercisable Series A Warrants, and (iii) 40 of those shares are represented by immediately exercisable Series B Warrants.

         To the knowledge of the Reporting Person as of the date of this Statement, none of the Schedule 1 Persons beneficially owns any shares of Common Stock, except for (i) Jerome H. Kern, who beneficially owns 1,350,000 shares of Common Stock (assuming the conversion of 13,500 shares of Series A Preferred Stock held by Mr. Kern), (ii) Paul A. Gould, who beneficially owns 13,300 shares of Common Stock (12,500 of which are issuable upon the exercise of options to acquire the same), (iii) Gary S. Howard, who beneficially owns 13,300 shares of Common Stock (12,500 of which are issuable upon the exercise of options to acquire the same) and (iv) Elizabeth M. Markowski who owns 25,000 shares of Common Stock (20,000 of which are restricted).


                                        5

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         (b) Liberty has the sole power to vote or to direct the voting of the
Shares and the sole power to dispose of, or to direct the disposition of, the Shares.

         (c) Except as set forth in this Statement, no transactions in the shares of Common Stock have been effected by the Reporting Person and, to the knowledge of the Reporting Person, the only transaction in the shares of Common Stock effected by any of the Schedule 1 Persons was the issuance of 800 shares of Common Stock to Paul A. Gould on February 4, 2002, in consideration of his services as a director of the Issuer in 2000 and 2001. Gary S. Howard is entitled to receive 800 shares of Common Stock in consideration of his services as a director of the Issuer in 2000 and 2001, but those shares have not yet been issued.

         (d)      None.

         (e)      Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended and supplemented by adding the following information thereto:

         "A wholly-owned subsidiary of the Reporting Person has entered into a Purchase Agreement, dated as of August 16, 2001, with Liberty Satellite & Technology, Inc. ("LSAT") (as amended, the "Purchase Agreement"), pursuant to which LSAT will acquire all of the shares of Ascent indirectly owned by the Reporting Person. The transaction is subject to the approval of LSAT's stockholders at a meeting scheduled to be held on March 26, 2002. If the transaction were to be consummated, LSAT would be a beneficial owner of the Shares and other securities of the Issuer held by the Reporting Person (other than 125 shares of Common Stock and Series B Warrants to acquire 40 shares of Common Stock, the beneficial ownership of which would not be transferred to LSAT in the transaction) and would share voting and dispositive power over such securities with its parent, the Reporting Person.

         Ascent entered into a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement) dated June 29, 2001, with the Issuer, providing for the acquisition by Ascent of an aggregate of 60,000 shares of Cumulative Convertible Redeemable Preferred Stock, Series D of the Issuer (the "Series D Preferred Stock"). Pursuant to the Preferred Stock Purchase Agreement, on each of June 29, 2001, August 2, 2001 and October 18, 2001, Ascent purchased 20,000 shares of Series D Preferred Stock at a purchase price of $1,000 per share, or an aggregate of $20,000,000.

         Pursuant to the terms of the Certificate of Designations for the Series D Preferred Stock (the "Certificate of Designations"), the shares of Series D Preferred Stock are convertible on and after December 31, 2002, at the option of the holder, into Common Stock at the initial conversion rate of 132.4503 shares of Common Stock for each share of Series D Preferred Stock. The conversion rate

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is subject to adjustment upon the occurrence of certain events specified in the
Certificate of Designations.

         The foregoing description of the terms of the proposed transaction with LSAT is qualified in its entirety by reference to the text of (i) the Purchase Agreement, a copy of which has been incorporated by reference as Exhibit 7(g),
(ii) the First Amendment to Purchase Agreement, a copy of which has been incorporated by reference as Exhibit 7(h), and (iii) the Second Amendment to Purchase Agreement, a copy of which has been incorporated by reference as
Exhibit 7(i). The foregoing summary of certain of the terms of the Preferred Stock Purchase Agreement is qualified in its entirety by reference to the text of the Preferred Stock Purchase Agreement, which is included as Exhibit 7(k) to this Statement and is incorporated in this Statement by reference."

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

         "Exhibit No.      Exhibit
         ------------      -------
         7(g)              Purchase Agreement by and among Liberty Satellite and Technology, Inc.,
                           Liberty AEG, Inc., and for certain limited purposes, Liberty Media
                           Corporation, dated as of August 16, 2001, incorporated by reference to
                           Annex C-1 of the Definitive Proxy Statement filed by LSAT on February 11,
                           2002.

         7(h)              First Amendment to Purchase Agreement by and among Liberty Satellite and
                           Technology, Inc., Liberty AEG, Inc., and for certain limited purposes,
                           Liberty Media Corporation, dated as of November 30, 2001, incorporated by reference to Annex C-2 of the Definitive Proxy Statement filed by LSAT on
                           February 11, 2002.

         7(i)              Second Amendment to Purchase Agreement by and among Liberty Satellite and Technology, Inc., Liberty AEG, Inc., and for certain limited purposes,
                           Liberty Media Corporation, dated as of February 7, 2002, incorporated by reference to Annex C-2 of the Definitive Proxy Statement filed by LSAT on
                           February 11, 2002.

         7(j)              Stock Purchase Agreement, among Jerome H. Kern, Mary Rossick Kern and
                           Ascent Entertainment Group, Inc., dated as of April 25, 2001, incorporated by reference to Exhibit 5 to Schedule 13D/A, Amendment No. 2, filed by
                           Jerome H. Kern on June 1, 2001.

         7(k)              Preferred Stock Purchase Agreement between Ascent Entertainment Group
                           Inc. and On Command Corporation, dated June 29, 2001, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by On
                           Command Corporation on July 17, 2002.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 26, 2002                         LIBERTY MEDIA CORPORATION


                                          /s/ Elizabeth M. Markowski
                                          --------------------------------------
                                          Elizabeth M. Markowski
                                          Senior Vice President





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                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                                Principal Occupation
----                                --------------------
John C. Malone                      Chairman of the Board and Director of the Reporting Person

Robert R. Bennett                   President, Chief Executive Officer and Director of the Reporting
                                    Person

Gary S. Howard                      Executive Vice President, Chief Operating Officer and Director of the
                                    Reporting Person

Paul A. Gould                       Director of the Reporting Person; Managing Director of Allen
                                    Company Incorporated

Donne F. Fisher                     Director of the Reporting Person; President, Fisher Capital Partners
                                    Ltd.

Jerome H. Kern                      Director of the Reporting Person; Consultant, Kern Consulting, LLC

Larry E. Romrell                    Director of the Reporting Person

David J.A. Flowers                  Senior Vice President and Treasurer of the Reporting Person

Elizabeth M. Markowski              Senior Vice President of the Reporting Person

Christopher W. Shean                Senior Vice President and Controller of the Reporting Person

Charles Y. Tanabe                   Senior Vice President, General Counsel and Secretary of the
                                    Reporting Person

Peter Zolintakis                    Senior Vice President of the Reporting Person


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                                  EXHIBIT INDEX

Exhibit No.                                 Exhibit
-----------                                 -------
7(g)                                        Purchase Agreement by and among Liberty Satellite and
                                            Technology, Inc., Liberty AEG, Inc., and for certain limited purposes, Liberty Media Corporation, dated as of August 16,
                                            2001, incorporated by reference to Annex C-1 of the
                                            Definitive Proxy Statement filed by LSAT on February 11,
                                            2002.

7(h)                                        First Amendment to Purchase Agreement by and among
                                            Liberty Satellite and Technology, Inc., Liberty AEG, Inc., and
                                            for certain limited purposes, Liberty Media Corporation,
                                            dated as of November 30, 2001, incorporated by reference to
                                            Annex C-2 of the Definitive Proxy Statement filed by LSAT
                                            on February 11, 2002.

7(i)                                        Second Amendment to Purchase Agreement by and among
                                            Liberty Satellite and Technology, Inc., Liberty AEG, Inc., and
                                            for certain limited purposes, Liberty Media Corporation,
                                            dated as of February 7, 2002, incorporated by reference to
                                            Annex C-2 of the Definitive Proxy Statement filed by LSAT
                                            on February 11, 2002.

7(j)                                        Stock Purchase Agreement, among Jerome H. Kern, Mary
                                            Rossick Kern and Ascent Entertainment Group, Inc., dated as of April 25, 2001,  incorporated by reference to Exhibit 5 to
                                            Schedule 13D/A, Amendment No. 2, filed by Jerome H. Kern
                                            on June 1, 2001.

7(k)                                        Preferred Stock Purchase Agreement between Ascent Entertainment
                                            Group Inc. and On Command Corporation, dated June 29, 2001, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by On Command Corporation on July 17, 2002.